82-34601

JCDecaux

04024368

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

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Neuilly-sur-Seine, 9th April 2004

~~File 82-5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA, a notice published 5th April 2004 in the French "Bulletin des Annonces Civiles Obligatoires" informing the shareholders of the Company that a combined shareholders'meeting will take place Wednesday 12th May 2004.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

Enc.

dw 4/20

JCDECAUX S.A.

Société anonyme à directoire et conseil de surveillance au capital de 3 378 284,27 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine (France).
307 570 747 R.C.S. Nanterre.

AVIS DE RÉUNION

Mmes et MM. les actionnaires sont informés qu'ils sont convoqués en assemblée générale mixte le 12 mai 2004, à l'effet de délibérer sur l'ordre du jour et les résolutions suivants.

Ordre du jour.

I. Partie ordinaire :
1°) Approbation des comptas sociaux 2003 ;
2°) Approbation des comptes consolidés 2003 ;
3°) Conventions réglementées ;
4°) Affectation du résultat ;
5°) Dépenses et charges visées à l'article 39-4 du Code général des impôts ;
6°) Programme de rachat d'actions ;
7°) Autorisation d'émission d'obligations ou d'autres titres de créances non convertibles.

II. Partie extraordinaire :
8) Délégation à donner au directoire à l'effet de procéder à l'augmentation du capital social, par émission - avec maintien du droit préférentiel de souscription - d'actions et/ou d'autres valeurs mobilières donnant accès, immédiatement ou à terme, à des actions de la société.
9°) Délégation à donner au directoire à l'effet de procéder à l'augmentation du capital social, par émission - sans droit préférentiel de souscription - d'actions et/ou d'autres valeurs mobilières donnant accès, immédiatement ou à terme, a des actions de la société ;
10°) Délégation à donner au directoire à l'effet de procéder à l'augmentation du capital social par incorporation de primes, réserves, bénéfices ou autres ;
11°) Délégation à donner au directoire à l'effet de procéder à l'augmentation du capital social par émission d'actions réservées aux salariés ;
12°) Délégation à donner au directoire à l'effet de réduire le capital social par annulation des actions auto-détenues. ;
13°) Modifications statutaires ;
14°) Pouvoirs.

PROJET DE RÉSOLUTIONS

I. — Partie ordinaire.

Première résolution (Approbation des comptes sociaux 2003). — L'assemblée générale, après avoir pris connaissance des rapports du directoire, du conseil de surveillance et des commissaires aux comptes, approuve ces rapports dans leur intégralité ainsi que les comptes sociaux de l'exercice clos le 31 décembre 2003, tels qu'ils lui ont été présentés, se soldant par un bénéfice de 215 836 943 €.

Elle approuve, en conséquence, les opérations traduites dans ces comptes et résumées dans ces rapports.

Deuxième résolution (Approbation des comptes consolidés 2003). — L'assemblée générale, après avoir pris connaissance des rapports du directoire, du conseil de surveillance et des commissaires aux comptes, approuve ces rapports dans leur intégralité ainsi que les comptes consolidés de l'exercice clos le 31 décembre 2003, tels qu'ils lui ont été présentés.

Elle approuve, en conséquence, les opérations traduites dans ces comptes et résumées dans ces rapports.

Troisième résolution (Conventions réglementées). — L'assemblée générale, après avoir pris connaissance du rapport spécial des commissaires aux comptes sur la conclusion et l'exécution au cours de l'exercice 2003 des conventions visées à l'article L. 225-86 du Code de commerce, prend acte qu'il n'a pas été conclu de telles conventions au cours de cet exercice.

Quatrième résolution (Affectation du résultat). — L'assemblée générale, connaissance prise du rapport du directoire, décide d'affecter le bénéfice de l'exercice clos le 31 décembre 2003, s'élevant à 215 836 943 €, au report à nouveau, lequel s'établira à :

– Bénéfice net de	215 836 943 €
– Report à nouveau antérieur, de	318 699 967 €
Total	534 536 910 €

Il est rappelé, conformément à la loi, que la société n'a pas distribué de dividendes au titre des trois exercices précédents.

Cinquième résolution (Dépenses et charges visées à l'article 39-4 du Code général des impôts). — En application de l'article 223 *quarter* du Code général des impôts, l'assemblée générale prend acte du fait que les dépenses et charges visées à l'article 39-4 dudit code se sont élevées à 68 180,83 € au cours de l'exercice écoulé et qu'aucun impôt n'a été supporté en raison desdites charges et dépenses.

Sixième résolution (Programme de rachat d'actions). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du directoire ainsi que de la note d'information visée par l'Autorité des marchés financiers :

— constate que la Société n'a pas fait usage de l'autorisation reçue de l'assemblée générale en date du 14 mai 2003 ;

— autorise le directoire conformément aux articles L. 225-209 et suivants du Code de commerce à acheter et vendre des actions de la Société en fonction des situations de marché ;

en vue, notamment, et par ordre décroissant de priorité ;

— de la régularisation du cours de l'action par intervention systématique en contre-tendance sur le marché ; ou

— de la mise en œuvre de tout plan d'options d'achat d'actions de la Société dans le cadre des dispositions des articles L. 225-177 et suivants du Code de commerce ; ou

— de l'attribution d'actions aux salariés au titre de leur participation aux fruits de l'expansion de l'entreprise et de la mise en œuvre de tout plan d'épargne entreprise par les salariés dans les conditions prévues par la loi, notamment les articles L. 443-1 et suivants du Code du travail y compris dans le cadre d'un plan partenarial d'épargne salariale volontaire pour la retraite ; ou

— de la remise d'actions (à titre d'échange, de paiement ou autre) dans le cadre d'opérations d'acquisition, conformément à la réglementation boursière ; ou

— de la remise d'actions lors de l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière à l'attribution d'actions de la Société, dans les limites de la réglementation boursière ; ou

— de la mise en œuvre d'une politique de gestion des titres détenus comprenant la conservation desdits titres, leur cession et généralement leur transfert ainsi que la possibilité d'annuler tout ou partie des titres ainsi rachetés, sous réserve de l'adoption par l'assemblée générale de la douzième résolution ci-après et dans les termes qui y sont indiqués.

Les achats d'actions de la Société pourront porter sur un nombre d'actions tel que :

— la nombre d'actions que la Société achète pendant la durée du programme de rachat n'excède pas, compte tenu des titres déjà en sa possession 10 % des actions composant le capital de la Société, soit à titre indicatif au 31 décembre 2003, 21 960 076 actions ;

— le nombre d'actions que la Société détiendra à quelque moment que ce soit ne dépasse pas 10 % des actions composant le capital de la Société.

L'acquisition, la cession ou le transfert des actions pourront être réalisés à tout moment (y compris en période d'offre publique) et par tous moyens, sur le marché ou de gré à gré, y compris par acquisition ou cession de blocs (sans limiter la part du programme de rachat pouvant être réalisée par ce moyen), ou par utilisation d'options ou autres instruments financiers à terme négociés sur un marché réglementé ou de gré à gré ou par l'émission de valeurs mobilières donnant droit par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière à des actions de la Société détenues par cette dernière.

Le prix maximum d'achat des actions dans le cadre de la présente résolution sera de 20 € par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie), ce prix étant applicable aux seules acquisitions réalisées à compter de la présente assemblée.

En conséquence, et à titre indicatif, le montant maximum que la Société serait susceptible de payer pour l'achat de ses actions serait de 439 201 520 €, correspondant à un prix maximum par action de 20 € et à un nombre maximum de 21 960 076 actions (sous réserve des ajustements nécessaires en cas d'opérations sur le capital social).

En cas de revente sur le marché, le prix minimum de vente des actions auto-détenues acquises dans le cadre du programme de rachat d'actions autorisé par la présente assemblée générale sera de 10 € par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie), ce prix étant applicable aux seules cessions décidées à compter de la présente assemblée. Ce prix s'applique de manière implicite aux remises d'actions par suite de l'émission, postérieurement à la date de la présente assemblée, de valeurs mobilières donnant droit par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière à des actions de la Société détenues par cette dernière.

Nonobstant ce qui précède, dans le cas où il serait fait usage des facultés offertes par le troisième alinéa de l'article L. 225-209 du Code de commerce, les règles relatives au prix de vente seront celles fixées par les dispositions légales en vigueur.

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet d'opérer sur les actions de la Société. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

L'assemblée générale délègue au directoire, en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, le pouvoir d'ajuster les prix d'achat et de vente susvisés afin de tenir compte de l'incidence de ces opérations sur la valeur de l'action, par

application d'un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce nombre après l'opération.

L'assemblée générale confère tous pouvoirs au directoire, avec faculté de subdélégation dans les conditions légales, pour décider et effectuer la mise en œuvre de la présente autorisation, pour en préciser, si nécessaire, les termes et en arrêter les modalités avec faculté de déléguer, dans les conditions légales, la réalisation du programme d'achat, et notamment pour passer tout ordre de bourse, conclure tout accord, en vue de la tenue des registres d'achats et de ventes d'actions, effectuer toutes déclarations auprès de l'Autorité des marchés financiers, remplir toutes formalités et d'une manière générale, faire le nécessaire.

Septième résolution (Autorisation d'émission d'obligations ou d'autres titres de créances non convertibles). — L'assemblée générale, statuant aux conditions de quorum et de majorité des assemblées ordinaires, connaissance prise du rapport du directoire :

— autorise le directoire à émettre, tant en France qu'à l'étranger, en euros ou en toute autre monnaie ou unité monétaire établie par référence à plusieurs monnaies, en une ou plusieurs fois, par appel public à l'épargne ou placement privé, des obligations ou d'autres titres de créances ; conférant dans une même émission un même droit de créance sur la Société, notamment des titres subordonnés ou non, à durée déterminée ou non, portant intérêt à taux fixe ou variable ou à coupon zéro et assorties ou non de bons donnant droit à l'attribution, à l'acquisition ou à la souscription d'obligations ou d'autres valeurs mobilières représentatives de créance, jusqu'à concurrence d'un montant total maximum de 2,5 milliards d'euros ou sa contre-valeur en toute autre monnaie ou en toute autre unité monétaire établie par référence à plusieurs monnaies au jour de la décision d'émission, étant précisé que ce montant maximum s'applique globalement aux obligations ou autres titres de créances émis directement ou à la suite de l'exercice de bons, mais n'inclut pas la ou les primes de remboursement, s'il en était prévue(s) et que les titres de créances négociables, au sens des articles L. 213-1 à L. 213-4 du Code monétaire et financier, ne sont pas visés par la présente autorisation :

— délègue au directoire tous pouvoirs pour fixer les montants, formes et époques, taux et conditions d'émission, d'amortissement et de remboursement des titres à émettre, y compris les modalités d'amortissement ou de remboursement anticipé avec prime fixe ou variable ou sans prime, et le cas échéant, pour leur conférer des garanties ou des sûretés ;

— autorise le directoire à prévoir, le cas échéant, le remboursement des obligations par remise d'actifs par la société ;

— autorise le directoire à décider que les obligations auront le caractère de titres subordonnés à durée déterminée ou indéterminée ou présenteront les caractéristiques d'obligations indexées ou d'obligations complexes au sens entendu par les autorités boursières (par exemple, du fait de leurs modalités de remboursement ou de rémunération ou d'autres droits tels qu'indexation, faculté d'options) et en cas d'émission de titres subordonnés, déterminer dans le respect des dispositions de l'article L. 228-97 du Code de commerce, leur rang de subordination ;

— donne, en conséquence, tous pouvoirs au directoire en vue de la réalisation de cet ou de ces emprunts et précise que le directoire aura toute latitude pour fixer les caractéristiques des obligations et, le cas échéant, des bons dont les obligations pourraient être assorties.

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet d'émettre des obligations. Elle est donnée pour une période de vingt-six mois à compter de ce jour.

Le directoire peut conformément à la loi, et selon les modalités qu'il arrête, subdéléguer à son président ou à l'un de ses membres les pouvoirs qui lui sont conférés par la présente résolution, à charge pour le délégué de lui rendre compte, dans les conditions fixées par le directoire, de l'exécution de sa mission.

II. — **Partie extraordinaire.**

Huitième résolution (Délégation à donner au directoire à l'effet de procéder à l'augmentation du capital social, par émission - avec maintien du droit préférentiel de souscription - d'actions et/ou d'autres valeurs mobilières donnant accès, immédiatement ou à terme, à des actions de la société). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du directoire et du rapport spécial des commissaires aux comptes, et conformément aux dispositions de l'article L. 225-129-III du Code de commerce, notamment de son alinéa 3 :

1. délègue au directoire les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital social, en une ou plusieurs fois, en France ou à l'étranger, dans la proportion et aux époques qu'il appréciera, soit en euros, soit en toute autre monnaie ou unité monétaire établie par référence à plusieurs monnaies, par l'émission d'actions ou d'autres valeurs mobilières, y compris de bons de souscription autonomes, émises à titre onéreux ou gratuit, donnant accès immédiatement ou à terme, à tout moment ou à date fixe, à des actions (nouvelles ou déjà émises) de la société par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière (ces valeurs mobilières comprenant les obligations avec bons de souscription d'actions, les obligations convertibles en actions et les obligations échangeables en actions visées et régies respectivement par les articles L. 225-150 et suivants, L. 225-161 et suivants et L. 225-168 et suivants du Code de commerce), étant précisé que la souscription des actions et des autres valeurs mobilières pourra être opérée soit en espèces, soit par compensation de créances, soit en tout ou en partie, par incorporation de réserves, de bénéfices ou de primes, et qu'est exclue toute émission d'actions de priorité avec ou sans droit de vote ou de certificats d'investissement ;

2. décide de fixer comme suit les limites des montants des émissions autorisées en cas d'usage par le directoire de la présente délégation ;

— le montant nominal maximum des augmentations de capital susceptibles d'être réalisées immédiatement ou à terme en vertu de la présente délégation est fixé à 2 350 000 €, étant précisé que le montant nominal maximum global des augmentations de capital susceptibles d'être réalisées, en vertu de la présente délégation et de celles conférées en vertu des neuvième et dixième résolutions de la présente assemblée, est fixé à 2 350 000 € ;

— à ce plafond s'ajoutera, le cas échéant, le montant nominal des actions à émettre éventuellement en supplément, en cas d'opérations financières nouvelles, pour préserver, les droits des porteurs de valeurs mobilières donnant droit à terme à des actions ;

— le montant maximum global des émissions de valeurs mobilières représentatives de créances sur la société donnant accès au capital ne pourra excéder 2,5 milliards d'euros ou la contre-valeur à la date d'émission de ce montant en toute autre monnaie ou toute autre unité monétaire établie par référence à plusieurs monnaies, étant précisé (i) que ce montant est indépendant du montant des obligations et autres titres de créances susceptibles d'être émis en application de la septième résolution de la présente assemblée et (ii) que sur ce montant s'imputera le montant des valeurs mobilières représentatives de créances sur la société donnant accès au capital susceptibles d'être émises en vertu de la neuvième résolution de la présente assemblée ;

3. fixe à vingt-six mois, à compter du jour de la présente assemblée, la durée de validité de la délégation d'émission faisant l'objet de la présente résolution ;

4. en cas d'usage par le directoire de la délégation d'émission faisant l'objet de la présente résolution :

— décide que la ou les émissions seront réservées par préférence aux actionnaires qui pourront souscrire à titre irréductible proportionnellement au nombre d'actions alors possédées par eux ;

— confère, en outre, au directoire la faculté d'instituer un droit de souscription à titre réductible ;

— prend acte et décide, en tant que de besoin, que la présente délégation emporte de plein droit au profit des porteurs des titres émis, renonciation par les actionnaires à leur droit préférentiel de souscription aux actions auxquelles les titres émis donneront droit immédiatement ou à terme ;

— décide de supprimer le droit préférentiel de souscription des actionnaires aux actions émises par conversion d'obligations ou par exercice de bons de souscription autonomes ;

— décide que, dans le cas d'émissions d'actions ou de valeurs mobilières composées, si les souscriptions à titre irréductible et, le cas échéant, à titre réductible n'ont pas absorbé la totalité de l'émission, le directoire pourra utiliser, dans les conditions prévues par la loi et dans l'ordre qu'il déterminera, l'une et/ou l'autre des facultés ci-après :

- limiter l'émission au montant des souscriptions à la condition que celui-ci atteigne les trois-quarts au moins de l'émission décidée,
- répartir librement tout ou partie des actions ou, dans le cas de valeurs mobilières composées, lesdites valeurs mobilières dont l'émission a été décidée mais n'ayant pas été souscrites,
- offrir au public, en faisant publiquement appel à l'épargne, tout ou partie des actions ou, dans le cas de valeurs mobilières composées, desdites valeurs mobilières non souscrites, sur le marché français et/ou à l'étranger et/ou sur le marché international ;

— décide que les émissions de bons de souscription d'actions de la société pourront être réalisées soit par offre de souscription, soit par attribution gratuite aux propriétaires des actions anciennes ;

— décide qu'en cas d'attribution gratuite de bons autonomes de souscription, le directoire aura la faculté de décider que les droits d'attribution formant rompus ne seront pas négociables et que les titres correspondant seront vendus ;

5. décide que le directoire aura tous pouvoirs, avec faculté da subdélégation dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de :

— déterminer la catégorie de titres à émettre ;

— décider le montant à émettre, le prix d'émission ainsi que le montant de la prime qui pourra, le cas échéant, être demandée à l'émission :

— déterminer les dates et modalités d'émission, la nature, les caractéristiques des titres à créer ; décider, en outre, dans le cas d'obligations ou d'autres titres de créances, de leur caractère subordonné ou non (et le cas échéant, de leur rang de subordination, conformément aux dispositions de l'article L. 228-97 du Code de commerce), fixer leur taux d'intérêt (notamment intérêt à taux fixe ou variable ou à coupon zéro ou indexé), leur durée (déterminée ou indéterminée) et les autres modalités d'émission (y compris le fait de leur conférer des garanties ou des sûretés) et d'amortissement (y compris de remboursement par remise d'actifs de la société) ; le cas échéant ces titres pourraient être assortis de bons donnant droit à l'attribution, à l'acquisition ou à la souscription d'obligations ou d'autres valeurs mobilières représentatives de créances ou prendre la forme d'obligations complexes au sens entendu par les autorités boursières (par exemple, du fait de leurs modalités de remboursement ou de rémunération ou d'autres droits tels qu'indexation, faculté d'options) ;

modifier, pendant la durée de vie des titres concernés, les modalités visées ci-dessus, dans le respect des formalités applicables ;

— déterminer le mode de libération des actions ou des autres valeurs mobilières à émettre immédiatement ou à terme ;

— fixer, s'il y a lieu, les modalités d'exercice des droits attachés aux actions ou aux valeurs mobilières à émettre et notamment arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance, déterminer les modalités d'exercice des droits, le cas échéant, à conversion, échange, remboursement, y compris par remise d'actifs de la société tels que des actions ou valeurs mobilières déjà émises par la société, ainsi que toutes autres conditions et modalités de réalisation de l'émission ;

— fixer les modalités selon lesquelles la société aura, le cas échéant, la faculté d'acheter ou d'échanger en bourse, à tout moment ou pendant des périodes déterminées, les titres émis ou à émettre immédiatement ou à terme en vue de les annuler ou non, compta tenu des dispositions légales ;

— prévoir la faculté de suspendre éventuellement l'exercice des droits attachés à ces titres pendant un délai maximum de trois mois ;

— à sa seule initiative, imputer les frais d'augmentation de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation de capital ;

— procéder à tous ajustements requis en conformité avec les dispositions légales et réglementaires afin de prendre en compte l'incidence d'opérations sur le capital de la société, notamment en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, et fixer les modalités selon lesquelles sera assurée, le cas échéant la préservation des droits des titulaires de valeurs mobilières donnant accès à terme au capital ;

— constater la réalisation de chaque augmentation de capital et procéder aux modifications corrélatives des statuts ;

— d'une manière générale, passer toute convention, notamment pour parvenir à la bonne fin des émissions envisagées, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés ;

6. prend acte que la présente délégation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure relative à l'émission, avec maintien du droit préférentiel de souscription, de titres donnant accès, immédiatement ou à terme, à une quotité du capital social de la société :

7. prend acte du fait que, dans l'hypothèse où le directoire viendrait à utiliser la délégation qui lui est conférée dans la présente résolution, le directoire rendra compte à l'assemblée générale ordinaire suivante, conformément à l'article L. 225-129-V, alinéa 3, du Code de commerce, de l'utilisation faite des autorisations conférées dans la présente résolution.

Neuvième résolution (Délégation à donner au directoire à l'effet de procéder à l'augmentation du capital social par émission - sans droit préférentiel de souscription - d'actions et/ou d'autres valeurs mobiliers donnant accès, immédiatement ou à terme, à des actions de la société). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du directoire et du rapport spécial des commissaires aux comptes, et conformément aux dispositions de l'article L. 225-129-III du Code de commerce, notamment de son alinéa 3, ainsi que de l'article L. 225-148 dudit Code :

1. délègue au directoire les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital social, en une ou plusieurs fois, dans la proportion et aux époques qu'il appréciera, sur le marché français et/ou les marchés étrangers et/ou le marché international, en faisant publiquement appel à l'épargne, soit en euros, soit en toute autre monnaie ou unité monétaire établie par référence à plusieurs monnaies, par l'émission d'actions ou d'autres valeurs mobilières, y compris de bons de souscription autonomes, émises à titre onéreux ou gratuit, donnant accès, immédiatement ou à terme, à tout moment ou à date fixe, à des actions (nouvelles ou déjà émises) de la société par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière (ces valeurs mobilières comprenant les obligations avec bons de souscription d'actions, les obligations convertibles en actions et les obligations échangeables en actions visées et régies respectivement par les article L. 225-150 et suivants, L. 225-161 et suivants et L. 225-168 et suivants du Code de commerce), étant précisé que la souscription des actions et des autres valeurs mobilières pourra être opérée soit en espèces, soit par compensation de créances, soit, en tout ou en partie, par incorporation de réserves, de bénéfices ou de primes, et qu'est exclue toute émission d'actions de priorité avec ou sans droit de vote ou de certificats d'investissement. Ces titres pourront notamment être émis à l'effet de rémunérer des titres qui seraient apportés à la société, dans le cadre d'une offre publique d'échange réalisée en France ou à l'étranger selon les règles locales (par exemple dans le cadre d'une « reverse merger » de type anglo-saxon) sur des titres répondant aux conditions fixées à l'article L. 225-148 du Code de commerce ;

2. délègue au directoire les pouvoirs nécessaires à l'effet de procéder, en sus des émissions qui pourraient être réalisées en vertu de la présente délégation, à l'émission d'actions ou de valeurs mobilières représentatives d'une quote-part du capital de la société à émettre à la suite de l'émission par les sociétés dont la société détient directement ou indirectement plus de le moitié du capital social, avec l'accord de cette dernière :

— d'obligations émises par les filiales de la société avec bons de souscription d'actions de la société ; ou

— de toutes autres valeurs mobilières émises par les filiales de la société donnant droit par conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'attribution à tout moment ou à date fixe, de titres qui à cet effet seront émis, ou sont déjà émis, en représentation d'une quotité du capital de la société.

La présente décision emporte de plein droit, au profit des titulaires de valeurs mobilières susceptibles d'être émises par les filiales de la société, renonciation des actionnaires de la société à leur droit préférentiel de souscription aux actions ou titres auxquels ces valeurs donnent droit.

L'émission des actions ou des bons et des titres en représentation d'une quote-part du capital de la société à la suite des opérations visées au présent paragraphe 2 ne pourront, en tout état de cause et compte non tenu des ajustements susceptibles d'être opérés conformément à la loi, avoir pour effet d'augmenter le capital nominal de la société d'une somme supérieure à 937 500 € ou de la contre-valeur de ce montant à la date d'émission, qui s'imputera sur le plafond global fixé ci-dessous pour les augmentations de capital susceptibles d'être réalisées en venu de la présente délégation ;

3. décide de fixer comme suit les limites des montants des émissions autorisées en cas d'usage par le directoire de la présente délégation :

— le montant nominal maximum des augmentations de capital susceptibles d'être réalisée immédiatement ou à terme en vertu de la présente délégation est fixé à 2 350 000 €, étant précisé que le montant nominal maximum global des augmentations de capital susceptibles d' être; réalisées, en vertu de la présente délégation et de celles conférées en vertu des huitième et dixième résolutions de la présente assemblée est fixé à 2 350 000 € ;

— à ce plafond s'ajoutera, le cas échéant, le montant nominal des actions à émettre éventuellement, en cas d'opérations financières nouvelles, pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant droit à terme à des actions ;

— le montant maximum global des émissions de valeurs mobilières représentatives de créances sur la Société donnant accès au capital ne pourra excéder 2,5 milliards d'euros ou la contre-valeur à la date d'émission de ce montant en toute autre monnaie ou toute autre unité monétaire établie par référence à plusieurs monnaies, étant précisé (i) que ce montant est indépendant du montantt des obligations et autres titres de créances susceptibles d'être émis en application de la septième résolution de la présente assemblée et (ii) que sur ce montant s'imputera le montant des valeurs mobilières représentatives de créances sur la Société donnant accès au capital susceptible d'être émises en vertu de la huitième résolution de la présente assemblée ;

4. fixe à vingt-six mois, à compter du jour de la présente assemblée, la durée de validité de la délégation d'émission faisant l'objet de la présente résolution ;

5. décide de supprimer le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de la présente résolution, en laissant toutefois au directoire la faculté de conférer aux actionnaires, pendant un délai et selon les modalités qu'il fixera et pour tout ou partie d'une émission effectuée, une priorité de souscription ne donnant pas lieu à la création de droits négociables et qui devra s'exercer proportionnellement au nombre des actions possédées par chaque actionnaire et pourra être éventuellement complétée par une souscription à titre réductible, étant précisé que les titres non souscrits ainsi feront l'objet d'un placement public en France et/ou a l'étranger et/ou sur le marché international ;

6. décide que si les souscriptions, y compris, le cas échéant, celles des actionnaires, n'ont pas absorbé la totalité de l'émission, le directoire pourra limiter le montant de l'opération au montant des souscriptions reçues sous la condition que celui-ci atteigne, au moins, les trois-quarts de l'émission décidée ;

7. prend acte et décide, en tant que de besoin, que la présente délégation emporte de plein droit au profit des porteurs des titres émis, renonciation expresse par les actionnaires à leur droit préférentiel de souscription aux titres auxquels les titres émis donneront droit ;

8. décide de supprimer le droit préférentiel de souscription des actionnaires aux actions émises par conversion d'obligations ou par exercice de bore de souscription autonomes ;

9. décide, conformément à l'article L. 225-136 2 du Code de commerce, que ;

— le prix d'émission des actions émises directement sera au moins égal à la moyenne des premiers cours cotés de l'action ancienne constatés sur le Premier marché d'Euronext Paris pendant dix jours consécutifs choisis parmi les vingt derniers jours de bourse précédant le début de l'émission après, le cas échéant, correction de cette moyenne en cas de différence entre les dates de jouissance ;

— le prix d'émission des valeurs mobilières (y compris des bons de souscription autonomes) autres que des actions, sera tel que la somme perçue immédiatement par la société, majorée, le cas échéant, de celle susceptible d'être perçue ultérieurement par elle, soit, pour chaque action émise en conséquence de l'émission de ces autres valeurs mobilières, au moins égale à la moyenne de cours corrigée définie à l'alinéa précédent ;

— la conversion, le remboursement ou généralement la transformation en actions de chaque obligation convertible, remboursable ou autrement transformable se fera, compte tenu de la valeur nominale de l'obligation,

en un nombre d'actions tel que la somme perçue par la société, pour chaque action, soit au moins égale è la moyenne des cours corrigée définie au premier alinéa du présent paragraphe 9 ;

— dans l'hypothèse où l'article L. 225-136 2° du Code de commerce viendrait à être modifié, les dispositions ci-dessus seront réputées annulées et remplacées par les nouvelles dispositions législatives applicables ;

10. décide que le directoire aura tous pouvoirs, avec faculté de subdélégation dans les conditions fixées par la loi, pour mettre en œuvre la délégation d'émission faisant l'objet de la présente résolution, à l'effet notamment de ;

— déterminer la catégorie de titres à émettre ;

— décider le montant à émettre, le prix d'émission ainsi que le montant de la prime qui pourra, le cas échéant, être demandée à l'émission ;

— déterminer les dates et modalités d'émission, la nature, les caractéristiques des titres à créer ; décider, en outre, dans le cas d'obligations ou d'autres titres de créances, de leur caractère subordonné ou non (et, le cas échéant, de leur rang de subordination, conformément aux dispositions de l'article L. 228-87 du Code de commerce) fixer leur taux d'intérêt (notamment intérêt à taux fixe ou variable ou à coupon zéro ou indexé), leur durée (déterminée ou indéterminée) et les autres modalités d'émission (y compris le fait de leur conférer des garanties ou des sûretés) et d'amortissement (y compris de remboursement par remise d'actifs de la Société) ; le cas échéant, ces titres pourraient être assortis de bons donnant droit à l'attribution, à l'acquisition ou à la souscription d'obligations ou d'autres valeurs mobilières représentatives de créance ou prendre la forme d'obligations complexes au sens entendu par les autorités boursières (par exemple, du fait de leurs modalités de remboursement ou de rémunération ou d'autres droits tels qu'indexation, faculté d'options) modifier, pendant la durée de vie des titres concernés, les modalités visées ci-dessus, dans le respect des formalités applicables ;

— déterminer le mode de libération des actions ou des autres valeurs mobilières à émettre immédiatement ou à terme ;

— fixer, s'il y a lieu, les modalités d'exercice des droits attachés aux actions ou aux valeurs mobilières à émettre et, notamment, arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront Jouissance, déterminer les modalités d'exercice des droits, le cas échéant, à conversion, échange, remboursement y compris par remise d'actifs de la société tels que des actions ou valeurs mobilières déjà émises par la société, ainsi que toutes autres conditions et modalités de réalisation de l'émission ;

— fixer les modalités selon lesquelles la société aura, le cas échéant, la faculté d'acheter ou d'échanger en bourse, à tout moment ou pendant des périodes déterminées, les valeurs mobilières à émettre immédiatement ou à terme en vue de les annuler ou non, compte tenu des dispositions légales ;

— prévoir la faculté de suspendre éventuellement l'exercice des droits attachés aux titres émis pendant un délai maximum de trois mois ;

— plus particulièrement, en cas d'émission de titres à l'effet de rémunérer des titres apportés dans le cadre d'une offre publique d'échange (OPE), arrêter la liste des titres apportés à l'échange, fixer les conditions de l'émission, la parité d'échange ainsi que, le cas échéant, le montant de la soulte en espèces à verser et déterminer les modalités de l'émission dans le cadre, soit d'une OPE, d'une offre alternative d'achat ou d'échange, soit d'une offre unique proposant l'achat ou l'échange soulte des titres visés contre un règlement en titres et en numéraire, soit d'une offre publique d'achat (OPA) ou d'échange à titre principal, assortie d'une OPE ou d'une OPA à titre subsidiaire, ou de toute autre forme d'offre publique conforme à la loi et la réglementation applicables à ladite offre publique ;

— à sa seule initiative, imputer les frais des augmentations de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation de capital ;

— procéder à tous ajustements requis en conformité avec les dispositions légales et réglementaires afin de prendre en compte l'incidence d'opérations sur le capital de la société, notamment en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuits d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, et fixer les modalités selon lesquelles sera assurée, le cas échéant, la préservation des droits des titulaires de valeurs mobilières donnant accès à terme au capital ;

— constater la réalisation de chaque augmentation de capital et procéder aux modifications corrélatives des statuts ;

— d'une manière générale, passer toute convention notamment pour parvenir à la bonne fin des émissions envisagées, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés ;

11. prend acte que la présente délégation prive d'effet à compter de ce jour, à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure relative à l'émission, sans droit préférentiel de souscription, de titres donnant accès, immédiatement ou à terme, à une quotité du capital social de la société ;

12. prend acte du fait que, dans l'hypothèse où le directoire viendrait à utiliser la délégation qui lui est conférée dans la présente résolution, le directoire rendra compte à l'assemblée générale ordinaire suivante, conformément à l'article L. 225-129-V, alinéa 3, du Code de commerce, de l'utilisation faite des autorisations conférées dans la présente résolution.

Dixième résolution (Autorisation à donner au directoire à l'effet de procéder à l'augmentation de capital social par incorporation de primes, réserves, bénéfices ou autres). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du directoire et conformément aux dispositions de l'article L. 225-129-II du Code de commerce :

1°) délègue au directoire tous pouvoirs pour augmenter le capital en une ou plusieurs fois dans la proportion et aux époques qu'il appréciera par incorporation de primes, réserves, bénéfices ou autres dont la capitalisation sera légalement et statutairement possible, sous forme d'attribution d'actions gratuites ou d'élévation du montant du capital social ou par l'emploi conjoint de ces deux procédés. Le montant nominal maximum des augmentations de capital susceptibles d'être réalisées à ce titre ne pourra dépasser 2 350 000 €, étant précisé que le montant nominal maximum global des augmentations de capital susceptibles d'être réalisées, en vertu de la présente délégation et de celles conférées en vertu des huitième et neuvième résolutions de la présente assemblée est fixé a 2 350 000 € ;

2°) en cas d'usage par le directoire de la présente délégation, ce dernier aura tous pouvoirs, avec faculté de subdélégation dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de :

— fixer le montant et la nature des sommes à incorporer au capital, fixer le nombre d'actions nouvelles à émettre et/ou le montant dont le capital social sera augmenté, arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance ou celle à laquelle l'élévation du montant du capital social portera effet ;

— décider, en cas de distributions d'actions gratuites :

que par dérogation aux dispositions de l'article L. 225-149 du Code de commerce, les droits formant rompus ne seront pas négociables et que les actions correspondantes seront vendues ; les sommes provenant de la venta seront allouées aux titulaires des droits au plus tard trente jours après la date d'inscription à leur compte du nombre entier d'actions attribuées ;

— de procéder à tous ajustements requis en conformité avec les dispositions légales et réglementaires ;

de constater la réalisation de chaque augmentation de capital et de procéder aux modifications corrélatives des statuts ;

— d'une manière générale, de passer toute convention, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés ;

3°) cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet de procéder à l'augmentation de capital social par Incorporation de primes, réserves, bénéfices ou autres. Elle est donnée pour une période de vingt-six mois à compter de ce jour.

Onzième résolution (Autorisation à donner au Directoire à l'effet de procéder à l'augmentation de capital social par émission d'actions réservées aux salariés avec suppression du droit préférentiel de souscription au profit de ces derniers). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, connaissance prise du rapport du directoire et du rapport spécial des commissaires aux comptes, et conformément d'une part aux dispositions des articles 1 225-129-VII et L. 225-138 du Code da commerce, et d'autre part, à celles des articles L. 443-1 et suivants du Code du travail :

— délègue au directoire les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital social, en une ou plusieurs fois, d'un montant nominal maximum de 20 000 €, par émissions d'actions ou autres titres donnant accès au capital de la société réservées aux salariés de la société et de ceux des sociétés françaises ou étrangères qui lui sont liées dans les conditions légales, des lors que ces salariés adhéreraient à un plan d'épargne d'entreprise ou de groupe ou à un plan partenarial d'épargne salariale volontaire qui serait mis en place en application de l'article L. 443-1-2 du Code du travail ;

— fixe à vingt six mois, à compter du jour de la présente assemblée, la durée de validité de la délégation d'émission faisant l'objet de la présente résolution ;

— décide que le prix d'émission des actions nouvelles ne pourra être ni supérieur à la moyenne des premiers cours cotés de l'action sur le premier marché d'Euronext Paris lors des vingt séances de bourse précédant le jour de la décision fixant la date d'ouverture des souscriptions, ni inférieur de plus de 20 % à cette moyenne pour les adhérente à un plan d'épargne entreprise ou de 30 % lorsque la durée d'indisponibilité prévue par le plan en application de l'article L. 443-6 du Code du travail est supérieure ou égale à dix ans.

— décide de supprimer au profit des bénéficiaires ci-dessus Indiqués le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de la présenta autorisation, et de renoncer à tout droit aux actions gratuites qui seraient émises par application de le présente résolution.

2. décide que le directoire aura tous pouvoirs pour mettre en oeuvre la présente délégation, avec faculté de subdélégation dans les conditions

légales, dans les limites et sous les conditions précisées ci-dessus à l'effet notamment de :

— arrêter dans les conditions légales la liste des sociétés dont les salariés pourront souscrire aux actions émises ;

— arrêter la liste précise des bénéficiaires, le nombre de titres à attribuer à chacun d'eux et le prix de l'émission ;

— décider que les souscriptions pourront être réalisées directement ou par l'intermédiaire de fonds communs de placement d'entreprise ou d'autres structures ou entités permises par les dispositions légales ou réglementaires applicables ;

— déterminer les conditions, notamment d'ancienneté, que devront remplir les bénéficiaires des augmentations de capital ;

— arrêter les dates d'ouverture et de clôture des souscriptions ;

— fixer les montants des émissions qui seront réalisées en vertu de la présente autorisation et les caractéristiques des titres à émettre, et arrêter notamment les prix d'émission, dates, délais, modalités et conditions de souscription, de libération, de délivrance et de jouissance des titres (même rétroactive), dans les limites légales ou réglementaires en vigueur ;

— en cas d'attribution gratuite d'actions ou d'autres titres donnant accès au capital, fixer le nombre d'actions ou autres titres à émettre, le nombre à attribuer à chaque bénéficiaire, et arrêter les dates, délais, modalités et conditions d'attribution de ces actions ou autres titres dans les limites légales ou réglementaires en vigueur et notamment choisir, soit de substituer totalement ou partiellement l'attribution de ces actions et titres aux décotes maximales prévues ci-dessus au titre de la détermination du prix d'émission, soit d'imputer la contre-valeur de ces actions et titres sur le montant total de l'abondement, soit de combiner ces deux possibilités ;

— constater la réalisation des augmentations de capital à concurrence du montant des actions qui seront souscrites ou décider de majorer le montant desdites augmentations de capital pour que la totalité des souscriptions reçues puisse être servi et procéder aux modifications corrélatives des statuts ;

— le cas échéant, imputer les frais des augmentations de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation de capital ;

— d'une manière générale, passer toute convention notamment pour parvenir à la bonne fin des émissions envisagées, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés.

— décide que cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet d'augmenter le capital social de la société par émission d'actions réservées aux adhérents de plans d'épargne, avec suppression du droit préférentiel de souscription au profit de ces derniers.

Douzième résolution (Délégation à donner au directoire à l'effet de réduira le capital social par annulation des actions auto-détenues). — L'assemblée générale, statuant aux conditions de quorum et de majorité des assemblées extraordinaires, connaissance prise du rapport du directoire et du rapport spécial des commissaires aux comptes, autorise le directoire à réduire le capital social, en une ou plusieurs fois, dans les proportions et aux époques qu'il décidera, par annulation de toute quantité d'actions auto-détenues qu'il décidera dans les limites autorisées par la loi, conformément aux dispositions des articles L. 225-209 et suivants du Code de commerce.

Le nombre maximum d'actions pouvant être annulé par la société en vertu de la présente autorisation, pendant une période de vingt-quatre mois, est de dix pour-cent (10 %) des actions composant le capital de la société, étant rappelé que cette limite s'applique à un montant du capital de la société qui sera, le cas échéant, ajusté pour prendre en compte des opérations affectant le capital social postérieurement à la présente assemblée générale.

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet de réduire le capital social par annulation d'actions auto-détenues. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

L'assemblée générale confère tous pouvoirs au directoire, avec faculté de délégation, pour réaliser la ou les opérations d'annulation et de réduction de capital qui pourraient être réalisées en vertu de la présente autorisation, modifier en conséquence les statuts et accomplir toutes formalités.

Treizième résolution (Modifications statutaires). — L'assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du directoire, décide de modifier ainsi qu'il suit :

1°) Les articles 9 et 21 des statuts afin de les mettre en harmonie avec les dispositions de la loi de sécurité financière n° 2003-706 du 1er août 2003 :

« Article 9 - Forme des titres ».

1°) identification des actionnaires » : le 4° paragraphe se lira comme suit :

« En vue de l'identification des détenteurs des titres au porteur, la société pourra demander à tout moment au dépositaire central d'instruments financiers, selon le cas, le nom ou la dénomination, la nationalité, l'année de naissance ou de constitution et l'adresse des détenteurs de titres conférant immédiatement ou à terme le droit de vote dans ses propres assemblées ainsi que la quantité de titres détenue par chacun d'eux et, le cas échéant, les restrictions dont les titres peuvent être frappés. »

2°) Franchissement de seuils : ce paragraphe est ainsi remplacé :

« Outre les déclarations de franchissements de seuils expressément prévues par l'article L. 233-7 alinéas 1 et 2 du Code de commerce, toute personne physique ou morale, agissant seule ou de concert, venant à détenir directement ou indirectement, par l'intermédiaire d'une ou plusieurs personnes morales qu'elle contrôle au sens de l'article L. 233-3 du Code de commerce, un nombre d'actions représentant une proportion du capital social ou des droits de vote, égale ou supérieur à 2 % du capital, puis à toute tranche supplémentaire de 1 % y compris au-delà des seuils de déclaration légaux, doit informer la société du nombre total d'actions et de droits de vote qu'elle possède ainsi que des titres donnant accès à terme au capital et des droits de vote qui y sont potentiellement attachés, par lettre recommandée avec accusé de réception, dans le délai de cinq jours de bourse à compter du franchissement de seuil.

L'intermédiaire inscrit comme détenteur de titres conformément au 3e alinéa de l'article L. 228-1 du Code de commerce est tenu, sans préjudice des obligations des propriétaires des titres, d'effectuer les déclarations prévues au présent article, pour l'ensemble des actions de la société au titre desquelles il est inscrit en compte, sauf lorsque celles-ci appartiennent à des non-résidents. La violation des obligations découlent du présent alinéa est sanctionnée conformément aux dispositions de l'article L. 228-3-3 du Code de commerce.

L'obligation d'informer la société s'applique également lorsque la participation de l'actionnaire, en capital ou en droits de vote, devient inférieure à chacun des seuils ci-dessus mentionnés. »

Le dernier alinéa est inchangé.

« Article 21 - Conventions réglementées »

Les 1er et 6e alinéas sont modifiés comme suit :

« Toute convention intervenant directement ou par personne interposée entre la société et l'un des membres du directoire ou du conseil de surveillance, un actionnaire disposant d'une fraction des droits de vote supérieure à 10 % ou, s'il s'agit d'une société actionnaire, la société la contrôlant au sens de l'article L. 233-3 du Code de commerce, doit être soumise à l'autorisation préalable du conseil de surveillance. »

« Ces dispositions ne sont pas applicables aux conventions portant sur des opérations de gestion courante et conclues à des conditions normales. Toutefois, ces conventions, à l'exception de celles qui, en raison de leur objet ou de leurs Implications financières, ne sont significatives pour aucune des parties, sont communiquées par l'intéressé au président du conseil de surveillance. La liste et l'objet en sont communiqués par le président aux membres du conseil de surveillance et aux commissaires aux comptes. Tout actionnaire a le droit d'en obtenir communication ».

Le reste de l'article est inchangé.

2°) Les articles 6, 7,13 et 15 des statuts afin d'en simplifier et/ou d'en améliorer la rédaction :

« Article 6 - Capital social »

Les paragraphes 1 à 4 sont supprimés. L'article 6 se lira désormais :

« Le capital social s'établit à trois millions trois cent soixante dix-huit mille deux cent quatre-vingt-quatre euros et vingt-sept centimes (3 378 284,27 €) divisé en deux cent vingt et un millions six cent mille sept cent soixante (221 600 760) actions de même catégorie et entièrement libérées. »

« Article 7 - Libération des actions »

Toute souscription d'actions en numéraire est obligatoirement accompagnée du versement du quart au moins du montant nominal des actions souscrites et le cas échéant, de la totalité de la prime d'émission. Le surplus est payable en une plusieurs fois, aux époques et dans les proportions qui seront fixées par le directoire, conformément à la loi. Les appels de fonds sont portés à la connaissance des actionnaires quinze jours au moins avant l'époque fixée pour chaque versement soit par lettres recommandées avec accusé de réception, soit par avis Inséré dans un journal d'annonces légales du lieu du siège social. »

Le second paragraphe est inchangé,

« Article 13 - Durée des fonctions des membres du directoire - rémunération »

Le 1er alinéa est modifié comme suit :

« Le directoire est nommé pour une durée de 3 ans. Les fonctions des membres prennent fin à l'issue de l'assemblée générale statuant sur les comptes de l'exercice écoulé et tenue dans l'année au cours de laquelle expirent ces fonctions. En cas de vacance par décès, démission ou révocation, le conseil de surveillance sera tenu dans un délai de deux mois à compter de la vacance de pourvoir au remplacement du poste vacant pour le temps qui reste à courir jusqu'au renouvellement du directoire. »

Le reste de l'article est inchangé.

« Article 15 - Pouvoirs et fonctions du directoire

1. Le directoire est investi des pouvoirs les plus étendus à l'égard des tiers pour agir en toutes circonstances au nom de la société, sous réserve des pouvoirs expressément attribués aux assemblées d'actionnaires et au conseil de surveillance par la loi et les présents statuts, notamment en ce qui concerne les opérations ; visées aux paragraphes 4 et 5 du présent

article et à l'article 19 ci-après. Le directoire a la faculté de déléguer partie de ses pouvoirs qu'il jugera utile. »

Le reste de l'article est inchangé.

Quatorzième résolution (Pouvoirs pour les formalités). — L'assemblée générale donne tous pouvoirs au porteur de copies ou d'extraits du procès verbal des présentes délibérations pour faire toutes déclarations et remplir toute formalités légales, dépôt, publicité ou autres.

Les demandes d'inscription de projets de résolutions aux ordres du jour par les actionnaires remplissant les conditions prévues par l'article 128 du décret du 23 mars 1967 doivent, conformément aux dispositions légales, être envoyées au siège social, à Neuilly-sur-Seine, à l'attention de la Direction juridique, par lettre recommandée avec demande d'avis de réception, dans un délai de dix jours à compter de la publication du présent avis.

L'assemblée générale se compose de tous les actionnaires quel que soit le nombre de leurs actions. Nul ne peut y représenter un actionnaire s'il n'est lui-même actionnaire ou conjoint de l'actionnaire représenté.

Pour avoir le droit d'assister, de voter par correspondance ou de se faire représenter à l'assemblée, les propriétaires d'actions nominatives doivent être inscrits en compte chez BNP Paribas Securities Services cinq jours au moins avant la date fixée pour la réunion. Ils n'ont aucune formalité de dépôt à remplir et seront admis sur simple justification de leur identité.

Pour avoir le droit de participer à l'assemblée, les propriétaires d'actions au porteur doivent, cinq jours au plus tard avant la date fixée pour la réunion, demander à l'intermédiaire financier habilité chez lequel leurs titres sont Inscrits en compte, une attestation constatant l'indisponibilité de ceux-ci jusqu'à la date de l'assemblée.

Ils pourront également solliciter de cet intermédiaire un formulaire leur permettant de voter par correspondance ou de se faire représenter à l'assemblée.

L'attestation ainsi que le formulaire devront être adressés par les Intermédiaires à BNP Paribas Securities Services, GIS Emetteurs, assemblées, 75450 Paris Cedex 09.

Les votes par correspondance ne seront pris en compte que pour les formulaires dûment remplis, parvenus à la banque sus-désignée trois jours au moins avant la réunion de l'assemblée générale.

Les date, lieux et heure de cette réunion seront précisés dans l'avis de convocation qui sera diffusé et publié conformément à la loi.

Le directoire.

62439

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN MICHELIN ET CIE

Société en commandite par actions au capital de 286 774 050 €.
Siège social : 12, cours Sablon, Clermont-Ferrand (Puy-de-Dôme).
855 200 887 R.C.S. Clermont-Ferrand.
Siret : 855 200 887 00021. — APE : 741 J.

Avis de convocation

Les actionnaires de la Compagnie Générale des Etablissements Michelin sont convoqués en assemblée générale mixte pour le vendredi 14 mai 2004, à 9 heures, au Polydôme, place du 1er Mai à Clermont-Ferrand (Puy-de-Dôme), avec l'ordre du jour suivant :

— Lecture du rapport des Gérants ;
— Lecture du rapport du conseil de surveillance.

De la compétence de l'assemblée générale ordinaire :

— Lecture des rapports des commissaires aux comptes sur les comptes sociaux et consolidés de l'exercice 2003 et de leur rapport spécial sur les conventions visées à l'article L. 226-10 du Code de commerce ;
— Approbation des comptes sociaux de l'exercice 2003 et des opérations qu'ils traduisent ;
— Affectation du résultat de l'exercice 2003 ;
— Approbation des comptes consolidés de l'exercice 2003 ;
— Renouvellement du mandat de deux membres du conseil de surveillance ;
— Nomination des commissaires aux comptes titulaires et suppléants, sur proposition émanant du conseil de surveillance conformément aux nouvelles dispositions légales ;
— Autorisation à la Société d'opérer en Bourse sur ses propres actions.

De la compétence de l'assemblée générale extraordinaire :

— Lecture des rapports spéciaux des commissaires aux comptes ;
— Autorisation d'attribuer à des membres de la direction et de l'encadrement de la Société et de sociétés du groupe, des options de souscription d'actions représentant une augmentation de capital d'un montant nominal maximum de 4 000 000 d'euros ou des options d'achat d'actions ;
— Autorisation d'augmenter le capital d'un montant nominal maximum de 2 867 000 €, correspondant à 1 % du capital actuel, par émissions d'actions réservées aux salariés de la Société et de sociétés du groupe.

Tout actionnaire inscrit en compte chez la Société cinq jours au moins avant la date de l'assemblée pourra, quelque soit le nombre d'actions qu'il possède et sur simple justification de son identité, être admis et prendre part aux délibérations.

Les formules de pouvoir et de vote par correspondance seront adressées aux actionnaires ; les votes par correspondance ne seront pris en compte que s'ils parviennent à la Société trois jours au moins avant la date de réunion de l'assemblée.

Les gérants.

62444

POCHET S.A.

Société anonyme au capital de 3 981 042 €.
Siège social à Paris (10e), 121, quai de Valmy.
572 059 517 R.C.S. Paris.

Avis de réunion valant avis de convocation

Mmes et MM. les actionnaires sont informés qu'ils sont convoqués en assemblée générale ordinaire le jeudi 13 mai 2004 à 10 heures au siège social, 121, quai de Valmy, 75010 Paris, à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour.

— Lecture du rapport de gestion du conseil d'administration et des rapports des commissaires aux comptes sur les comptes sociaux et consolidés et sur les opérations de l'exercice clos le 31 décembre 2003 ;
— Approbation des comptes sociaux et des comptes consolidés de l'exercice clos le 31 décembre 2003 ;
— Quitus aux administrateurs ;
— Affectation des résultats ;
— Rapport spécial des commissaires aux comptes sur les conventions visées aux articles L. 225-38 et suivants du Code de commerce, approbation des conventions ;
— Allocation de jetons de présence ;
— Modification de raison sociale d'un commissaire aux comptes ;
— Pouvoirs pour l'accomplissement des formalités.

Projet de résolutions

Première résolution. — L'assemblée générale, après avoir entendu la lecture du rapport de gestion du conseil d'administration et du rapport général des commissaires aux comptes, approuve le bilan, le compte de résultat et l'annexe des comptes sociaux et consolidés relatifs à l'exercice clos le 31 décembre 2003, tels qu'ils lui sont présentés par le conseil d'administration, et donne aux administrateurs quitus de leur gestion pour ledit exercice.

Deuxième résolution. — L'assemblée générale constate que le bénéfice distribuable de l'exercice clos le 31 décembre 2003 constitué,

Du bénéfice net	11 696 932 €
Du report à nouveau bénéficiaire antérieur, soit	46 236 697 €

s'élève à la somme de 57 933 629 € et décide de l'affecter ainsi qu'il suit :

Une somme de	9 401 011 €
est versée à titre de dividende, soit 3,60 € par action, assorti d'un avoir fiscal au taux en vigueur à chacune des 2 611 392 actions représentant le capital social,	
Au report à nouveau	48 532 618 €

Le dividende ci-dessus voté, de 3,60 € par action sera mis en paiement à compter du 14 mai 2004. La société ne percevra pas de dividende au titre des 6 583 actions qu'elle détient, le montant correspondant des dividendes étant reporté à nouveau.

Il est rappelé qu'au titre des trois derniers exercices, il a été mis en distribution :

— au titre de l'exercice clos le 31 décembre 2000, un dividende de 2,13 € par action donnant droit à un avoir fiscal de 1,065 € ;
— au titre de l'exercice clos le 31 décembre 2001, un dividende de 2,74 € par action donnant droit à un avoir fiscal de 1,37 € ;
— au titre de l'exercice clos le 31 décembre 2002, un dividende de 3,34 € par action donnant droit à un avoir fiscal de 1,67 €.